Q3 FY2023 INVESTOR PRESENTATION

2 This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our addressable market and perceived growth over next five years, our assumptions regarding industry trends, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our business, results of operations and financial condition may be negatively impacted by the Russia and Ukraine armed conflict or if general economic conditions in Europe, the United States or the global economy continue to worsen, including increased inflation and recent and potential future bank failures; and the perceived impact and effect of macroeconomic conditions on Endava and its customers including the March 2023 banking collapse; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; our ability to adapt to technological change and innovate solutions for our clients; our ability to collect on billed and unbilled receivables from clients; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; our ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2022. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation.   This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.   By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business.   This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non-IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures. Disclaimer

REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 3

We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of their businesses.   By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of Product & Technology Strategies, Intelligent Experiences, and World Class Engineering to help our clients become more engaging, responsive, and efficient. REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 4

5 1 Opportunity & Approach Q3 FY2023

6 WE ARE A LEADING NEXT-GEN TECHNOLOGY SERVICES PROVIDER AND HELP ACCELERATE DISRUPTION BY DELIVERING RAPID EVOLUTION TO ENTERPRISES. OUR PEOPLE SYNTHESIZE CREATIVITY, TECHNOLOGY, AND DELIVERY AT SCALE IN MULTI-DISCIPLINARY TEAMS, ENABLING US TO SUPPORT OUR CLIENTS FROM IDEATION TO PRODUCTION. FROM PROOF OF CONCEPT, TO PROTOTYPE, TO PRODUCTION, WE USE OUR ENGINEERING EXPERTISE TO DELIVER ENTERPRISE PRODUCTS AND PLATFORMS CAPABLE OF HANDLING MILLIONS OF TRANSACTIONS PER DAY. IN THIS NEW REALITY, WE’LL BUILD THE EXPERIENCES, TECHNICAL SCAFFOLDING, AND INFRASTRUCTURE DESIGNED TO ENABLE AN ENTIRELY NEW SET OF INTERACTIONS BETWEEN PEOPLE AND TECHNOLOGY. We enable change AS A RESULT OF THE RAPID SOCIAL CHANGES THE WORLD HAS BEEN FORCED TO ADAPT OVER THE LAST SEVERAL YEARS, BUSINESSES HAVE HAD TO SWIFTLY EVOLVE TO ENSURE THEY COULD CONTINUE TO OPERATE, WHILE MEETING A VERY DIFFERENT SET OF CUSTOMER EXPECTATIONS. IN THIS NEW REALITY, AN ORGANISATION’S ABILITY TO OPERATE PRIMARILY IN A DIGITAL LANDSCAPE MAY DICTATE ITS ABILITY TO BOTH SURVIVE AND SUCCEED. WE BELIEVE, MOVING FORWARD, TRUE DIGITAL TRANSFORMATION AND THE ESTABLISHMENT OF A FLEXIBLE BUSINESS MODEL WILL BECOME MISSION CRITICAL FOR BUSINESSES. The new reality

LARGE AND FAST GROWING MARKET OPPORTUNITY DELIVER RAPID EVOLUTION BY COMBINING NEXT-GEN TECHNOLOGIES WITH DEEP INDUSTRY EXPERTISE STRONG GROWTH AND FINANCIAL PERFORMANCE IDEATION TO PRODUCTION CAPABILITIES, DISTRIBUTED AGILE AT SCALE, DOMAIN EXPERTISE AND NEAR-SHORE LOCATIONS FOUNDER-LED, EXPERIENCED MANAGEMENT TEAM WITH STRONG CULTURE 7

8 TRADITIONAL IT SERVICES BUS. & TECH CONSULTANTS ENGINEERING ENTERPRISE AGILE AUTOMATION NEXT-GEN TECH STRATEGY   USER EXPERIENCE DIGITAL   AGENCIES

We serve a  large addressable market. * IDC Worldwide Digital Transformation Spending Guide, October 2022 update. 9 $3.4T 2026 16.3% FIVE-YEAR CAGR FOR DIGITAL   TRANSFORMATION   INVESTMENTS

10 ENDAVANS BY GEOGRAPHY FY19 FY20 FY21 FY22 Q3FY22 Q3FY23 Western Europe 254 448 493 602 594 614 Central Europe - EU Countries 3,062 3,368 4,469 6,093 5,549 5,974 3,316 3,816 4,962 6,695 6,143 6,588 Central Europe - Non-EU Countries 1,583 1,810 2,361 2,842 2,719 2,795 Latin America 780 895 1,244 1,927 1,786 1,762 North America 75 103 311 348 347 352 APAC 5 38 6 238 Middle East 3 - 7 5,754 6,624 8,883 11,853 11,001 11,742 Our people are at the heart of who we are and drive our success as   a business. We enable Endavans to be the best they can be, through our positive working experience ensuring everyone feels respected, included, and connected to our culture. 11,742 GLOBAL EMPLOYEES AS OF MAR 31, 2023 6.7% EMPLOYEE GROWTH Q3FY22 TO Q3FY23 37% WOMEN IN TOTAL STAFF AS OF MAR 31, 2023 2% 15%3% 24% 56% WESTERN EUROPE & EU EUROPE NON-EU NORTH AMERICA LATIN AMERICA APAC & MIDDLE EAST Q3FY23 ENDAVANS BY REGION

11 CLOSE TO CLIENT Australia Austria Canada Denmark Germany Ireland Netherlands Singapore   Switzerland United Kingdom United Arab Emirates United States NEARSHORE LOCATIONS European Union:   Bulgaria, Croatia, Poland, Romania and Slovenia   Central Europe:   Bosnia & Herzegovina, Moldova, North Macedonia and Serbia   Latin America:  Argentina, Colombia, Mexico and Uruguay Asia Pacific: Malaysia, Vietnam   64 cities  27 countries

FOUNDED IN
2000
CONCISE
UK
IT CONSULTANCY
EXPAND TO CE
COMPUDAVA
MOLDOVA
NEARSHORE LOCATION
EXPAND TO USA
ALPHEUS
GERMANY
CONSULTING BUSINESS
PS TECH
SERBIA
AGILE DELIVERY
NICKELFISH
USA
DIGITAL, UX & STRATEGY FIRM
ISDC
NETHERLANDS & CE
AGILE DELIVERY
EXPAND TO LATAM
VELOCITY PARTNERS
USA & LATAM
NA SALES & LATAM DELIVERY
IPO NYSE JULY 2018
BAIN PARTNERSHIP ANNOUNCED
INTUITUS
UK
IT CONSULTANCY PRIVATE EQUITY
EXOZET
GERMANY
DIGITAL AGENCY
COMTRADE DIGITAL SERVICES
ADRIATIC REGION
SOFTWARE ENGINEERING SERVICES
FIVE
USA, CROATIA
DIGITAL AGENCY
LEVVEL
USA
TECH STRATEGY CONSULTING & ENGINEERING
LEXICON
AUSTRALIA
TECH CONSULTING, DESIGN & ENGINEERING
MUDBATH
AUSTRALIA
TECH STRATEGY DESIGN & ENGINEERING
2023
HEADCOUNT
60
240
1,000
2,000
5,000
11,742
Q3 FY23

HISTORY OF ENDAVA

12

13 WE CREATE VALUE THROUGH THE DELIVERY OF

14 BUSINESS ANALYSIS DATA & ANALYTICS   DIGITAL PRODUCT STRATEGY PE DIGITAL & IT ADVISORY PROGRAMME MANAGEMENT TECHNOLOGY STRATEGY AUTOMATED TESTING. CLOUD NATIVE SOFTWARE ENG. CONTINUOUS DELIVERY . DISTRIBUTED AGILE DELIVERY INTELLIGENT AUTOMATION SECURE DEVELOPMENT AGILE APPLICATIONS MGMT CLOUD INFRASTRUCTURE   DEVSECOPS   SERVICE DELIVERY SMART DESK   TELEMETRY & MONITORING ARCHITECTURE EXTENDED REALITY MACHINE LEARNING & AI   PRODUCT DESIGN USER EXPERIENCE DESIGN VISUAL DESIGN

15 TODAY TIME TECHNOLOGY DISRUPTION WAVES & CONVERGENCE MOBILITY PAYMENTS RETAIL / CPG CAPITAL MARKETS HEALTHTECH INSURANCE

EMBEDDED FINANCE
PAAS
REQUEST TO PAY
DLT IN CROSS BORDER PAYMENTS
IN CAR PAYMENTS
PAYMENTS IN METAVERSE
ALL PAYMENTS INSTANT
NO PHYSICAL TERMINAL
REAL TIME PAYMENTS
CRYPTO WALLETS
BIOMETRIC PAYMENTS
ZERO FRAUD PAYMENTS
VERTICALLY-INTEGRATED PAYMENTS
CROSS BORDER PAYMENTS
INSTANT/DIGITAL ISSUING
FREE ACQUIRING
CDBC
MICROPAYMENTS
OPEN BANKING
SOFTPOS
ISO 20022 ADOPTION
NO-CASH SOCIETY
FREE PAYMENTS
CLOSED LOOP PAYMENT ECOSYSTEM
VARIABLE DIRECT DEBIT
BNPL
2012
2017
NOW
2025
2030
2035
2040+

PAYMENTS INDUSTRY TRENDS

FUEL ECONOMY
CONNECTED TO MOBILE PHONE
CAR-SHARING
RIDE-HAILING (UBER)
APPLE CARPLAY ANDROID AUTO
INDIVIDUAL CAR LEASING
RISING ADOPTION OF PLUG-IN HYBRID EV
SEMI-AUTONOMOUS DRIVING AIDS
PROPRIETARY AUTOMOTIVE OS
CAR SUBSCRIPTION
5G
DEALERSHIPS EXPERIENCE CENTERS
DIGITAL SALES PROCESS USING AR AND VR
INTELLIGENT ROUTING PARKING, TRAFFIC JAM
USAGE-SPECIFIC INSURANCE
NEW (INDUCTIVE) CHARGING INFRASTRUCTURE
IN-CAR PAYMENTS FOR ELECTRICITY, PARKING, TOLLS PAYMENTS
IN-CAR ENTERTAINMENT MEDIA
RISING ADOPTION OF BATTERY EV
CONNECTED TO SMART CITIES
IN-CAR COMMERCE RETAIL
"HANDS OFF, MIND OFF"
ELECTRIC-ONLY DRIVE ZONES IN CITIES
VEHICLE COMMUNICATION
AUTONOMOUS TRAFFIC MANAGEMENT
P2P CAR-SHARING
ZERO EMISSIONS
ROBOTAXIS
ZERO ACCIDENTS
2012
2017
NOW
2025
2030
2035
2040+

AUTOMOTIVE INDUSTRY TRENDS

18 AS WE STRIVE TO BE THE ASPIRATIONAL BRAND FOR IT PROFESSIONALS IN THE REGIONS IN WHICH WE OPERATE, WE ATTRACT HIGH QUALITY TALENT. TO SUPPORT THIS GROWTH, WE NEED LEADERSHIP AND HAVE DEVELOPED THE ‘PASS IT ON’ INITIATIVE WHICH DRIVES LOYALTY AND LOWERS ATTRITION. WE USE TUCK-IN ACQUISITIONS TO ACCELERATE OUR GROWTH STRATEGY - TO EITHER ESTABLISH OURSELVES IN A NEW GEO OR TO ESTABLISH A NEW AREA OF EXPERTISE AND MARKET GROWTH. BRAND CULTURE M&A Scalability

19 ENDAVA’S FIVE KEY SUSTAINABILITY FOCUS AREAS

20 KEY SUSTAINABILITY COMMITMENTS OUR PEOPLE SOCIAL IMPACT OPERATING RESPONSIBILITY INNOVATION & DATA INTEGRITY ENVIRONMENTAL IMPACT We enable our people to be the best they can be by fostering an inclusive culture, providing career and progression opportunities, and supporting their wellbeing. We follow sound environmental practices to lower our energy footprint, reduce waste, choose greener infrastructures and equipment, and promote environmentally friendly ways of working. We help our clients to accelerate industry transformation by reimagining the relationship between people and technology, while safeguarding our clients’ privacy and protecting the assets entrusted to us according to industry standards. We contribute to the societies we are part of, and more broadly the Technology & Services industry, through community and fundraising activities in the areas of Education, Health and the Environment. We apply the highest standards of business conduct and ethics to work situations and strive to make the right decisions that benefit our people, inventors, customers, suppliers and society.

21 2 Financials Q3 FY2023

22 MASTER SERVICE AGREEMENTS WITH CLIENTS PRIMARILY T&M BASED PRICING LONG-TERM CLIENT RELATIONSHIPS STRONG REVENUE GROWTH HEALTHY MARGINS LOW CAPEX REQUIREMENTS POSITIVE ADJUSTED FREE CASH FLOW Financial  Highlights

23 STRONG REVENUE GROWTH FY18 FY19 FY20 FY21 FY22 _ FY22 FY23 203.5 169.2 205.2 157.7 196.2147.5654.8446.3351.0287.9217.6 CAGR 31.7% OVER THE LAST FIVE FISCAL YEARS, 88.6% OF OUR REVENUE, ON AVERAGE, EACH FISCAL YEAR CAME FROM CLIENTS WHO PURCHASED SERVICES FROM US DURING THE PRIOR FISCAL YEAR. FY18 JUNE 30 MARCH 31 9M22 9M23FY19 FY20 +20.3% YOY Revenue (£m) FY21 FY22 Q1 Q2 604.9 474.4 Q3

Profit Before Tax (£m)


23.0
29.1
23.4
54.4
102.4
69.9
25.9
19.1
24.9
89.2
30.4
20.3
38.6
Q3
Q2
Q1
FY18
FY19
FY20
FY21
FY22
9M22
9M23
JUNE 30
MARCH 31
MARGIN
10.6% 10.1% 6.7% 12.2% 15.6%
14.7% 14.7% 9M
15.3% 14.9% Q3
12.1% 9.9% Q2
16.9% 19.7% Q1

Adjusted Profit Before Tax (£m)*

CAGR 44%


31.8
51.0
66.7
92.1
138.3
102.0
34.2
33.0
34.8
125.9
43.4
43.0
39.5
Q3
Q2
Q1
FY18
FY19
FY20
FY21
FY22
9M22
9M23
JUNE 30
MARCH 31
MARGIN
14.6% 17.7% 19.0% 20.6% 21.1%
21.5% 20.8% 9M
20.2% 21.3% Q3
20.9% 20.9% Q2
23.6% 20.1% Q1

ROBUST PROFITABILITY

* See page 30 for reconciliation of IFRS to Non-IFRS metrics

24

Top 10 Clients Revenue %



42%
38%
38%
35%
34%
35%
33%
35%
33%
FY18
FY19
FY20
FY21
FY22
9M22
9M23
Q3FY22
Q3FY23
JUNE 30
MARCH 31

No. of Clients / Revenue > £1m*



46
63
65
85
134
118
155
FY18
FY19
FY20
FY21
FY22
Q3FY22
Q3FY23
JUNE 30
MARCH 31

DEEP CLIENT RELATIONSHIPS

* Calculated on a 12 month rolling basis.

25

26 INCREASING NUMBER & SPEND OF CLIENTS FY18 FY20 FY22 Q3FY22 685717732615416275258 Total No. of Clients FY18 JUNE 30 FY19 FY20 Q3FY22 Q3FY23 MARCH 31 FY21 FY22 MARCH 31 FY18 FY19 FY20 FY21 FY22 9M22 9M23 Q3FY22 Q3FY23 336303770686841697647699597 Average Spend: REMAINING CLIENTS (£000s) FY18 JUNE 30 FY19 FY20 FY21 Q3FY22 Q3FY23FY22 9M22 9M23 MARCH 31 0 5538 11075 16613 22150 FY17 FY18 FY19 FY20 FY21 9M22 9M23 Q3FY22 Q3FY23 6,8205,84019,66016,47022,15015,59013,38010,8709,040 FY18 JUNE 30 FY19 FY20 FY21 Average Spend: TOP TEN CLIENTS (£000s) FY22 Q3FY22 Q3FY239M22 9M23

DIVERSE REVENUE BASE: GEOGRAPHY & INDUSTRY VERTICALS 26% 21% 53% PAYMENTS AND FINANCIAL SERVICES TECHNOLOGY, MEDIA & TELECOMMUNICATIONS OTHER REVENUE % BY VERTICAL Q3 FY23 FY18 FY19 FY20 FY21 FY22 _ Q3FY22 Q3FY23 6%3%3%3%3% 32%33%35% 31%29% 27% 21% 24% 21%21%24%24%28%34% 38%43%41%42%44%45%45% UK EUROPE N.AMERICA RoW * FY18 JUNE 30 MARCH 31 Q3FY22 Q3FY23FY19 FY20 27 * Other includes consumer products,   healthcare, mobility and retail verticals Revenue by Region 3% FY21 FY22 3% 6%3%3%

9M LOW CAPEX & POSITIVE ADJUSTED FCF 0.00 27.00 54.00 81.00 108.00 FY18 FY19 FY20 FY21 FY22 _ FY22 FY23 21.2 16.1 37.0 31.2 21.816.5107.282.731.529.828.7 FY18 FY20 FY22 FY22 4.12.7 4.23.8 3.43.513.75.27.36.13.7 FY18 9M22 9M23FY19 % OF REVENUE 13.2% 13.4% 13.2% FY18 JUNE 30 FY19 10.4%1.7% 2.1% 1.9%2.1% JUNE 30 MARCH 31 FY20 2.1% FY20 9.0% 28* See page 30 for reconciliation of IFRS to Non-IFRS metrics Capital Expenditures (£m) Adjusted Free Cash Flow (£m)* FY21 1.2% FY21 18.5% MARCH 31 9M22 9M23FY22 2.1% FY22 16.4% Q1 9M Q1 % OF REVENUE 2.4% 2.0% Q2 2.3% 1.7% Q1 Q219.8% 18.0% Q111.2% 11.1% Q2 11.7 10.0 Q2 63.7 80.0 Q3 1.6% 2.0% Q3 Q3 9.5% 10.4% Q3

3 Appendix Q3 FY2023 29

SUPPLEMENTAL NON-IFRS FINANCIAL INFORMATION

	TWELVE MONTHS ENDED JUNE 30			*NINE MONTHS ENDED MARCH 31*		*THREE MONTHS ENDED MARCH 31*	
	2020	2021	2022	2022	2023	2022	2023
Reconciliation of Revenue Growth at Constant Currency to Revenue Growth as Reported under IFRS							
Revenue Growth as Reported under IFRS	21.9 %	27.2 %	46.7 %	51.7 %	27.5 %	50.7 %	20.3 %
Foreign exchange rates impact	(0.9)%	2.4 %	0.9 %	3.1 %	(6.5)%	0.2 %	(5.7)%
Revenue Growth at Constant Currency Including Worldpay Captive	**21.0 %**	**29.6 %**	**47.6 %**	**54.8 %**	**21.0 %**	**50.9 %**	**14.6 %**
Impact of Worldpay Captive	3.2 %	0.8 %	—	—	—	—	—
Proforma Revenue Growth Rate at Constant Currency Excluding Worldpay Captive	**24.2 %**	**30.4 %**	**47.6 %**	**54.8 %**	**21.0 %**	**50.9 %**	**14.6 %**
Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period							
£ in 000s							
Profit before Tax	23,364	54,368	102,379	69,888	89,227	25,890	30,388
Adjustments:							
Share based compensation expense	15,663	24,427	35,005	27,542	24,135	6,626	8,226
Discretionary EBT bonus	27,874	—	—	—	—	—	—
Amortization of acquired intangible assets	4,075	6,725	10,823	7,746	9,427	2,805	3,220
Foreign currency exchange (gains) / losses, net	(2,054)	6,546	(9,944)	(3,159)	10,030	(1,099)	2,497
Restructuring costs				—	3,683	—	2,570
Fair value movement of contingent consideration	—	—	—	—	(10,650)	—	(3,507)
Net gain on disposal of subsidiary	(2,215)	—	—	—	—	—	—
Total Adjustments	**43,343**	**37,698**	**35,884**	**32,129**	**36,625**	**8,332**	**13,006**
Adjusted Profit Before Tax	**66,707**	**92,066**	**138,263**	**102,017**	**125,852**	**34,222**	**43,394**
Margin % (Adjusted Profit Before Tax as a percentage of Revenue)	**19.0 %**	**20.6 %**	**21.1 %**	**21.5 %**	**20.8 %**	**20.2 %**	**21.3 %**
Profit for the Period	19,991	43,450	83,093	56,054	71,105	20,103	24,358
Adjustments:							
Adjustments to profit before tax	43,343	37,698	35,884	32,129	36,625	8,332	13,006
Tax impact of adjustments	(8,787)	(7,241)	(6,933)	(5,485)	(8,299)	(508)	(3,247)
Adjusted Profit for the Period	**54,547**	**73,907**	**112,044**	**82,698**	**99,431**	**27,927**	**34,117**
Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow							
Net Cash from Operating Activities	37,877	87,668	120,719	73,607	91,191	18,736	25,060
Adjustments:							
Grant received	888	228	139	90	472	47	252
Net purchase of non-current assets (tangible and intangible)	(7,319)	(5,236)	(13,695)	(9,954)	(11,656)	(2,727)	(4,081)
Adjusted Free Cash Flow	**31,446**	**82,660**	**107,163**	**63,743**	**80,007**	**16,056**	**21,231**
Margin % (Adjusted Free Cash Flow as a percentage of Revenue)	**9.0 %**	**18.5 %**	**16.4 %**	**13.4 %**	**13.2 %**	**9.5 %**	**10.4 %**

IFRS TO NON-IFRS RECONCILIATION

30